                             AMES TRUE TEMPER, INC.
                               465 Railroad Avenue
                          Camp Hill, Pennsylvania 17011

                                October 19, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:     Nicholas Panos
               S. Richard Lee

               Re: Ames True Temper, Inc. Registration Statement No. 333-118086
                   ------------------------------------------------------------

Dear Messrs. Panos and Lee:

               Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 4:30 p.m. on October 21, 2004, or as soon as practicable thereafter.

               Please notify Elisabeth Neuberg of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2140 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                         AMES TRUE TEMPER, INC.

                                         By: /s/ Judy Schuchart
                                             -----------------------------------
                                             Name:  Judy Schuchart
                                             Title: Executive Vice President
                                                    and Chief Financial Officer